Exhibit 12.1

Ducommun Incorporated

Computation of Ratio of Earnings to Fixed Charges

	Quarter Ended April 3,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
			(in 000’s)
Earnings:
Net Income	$4,223	$10,183	$13,112	$19,621	$14,297	$15,993
+ Income Taxes	2,080	3,577	3,937	7,634	3,791	5,127
+ Interest Expense	552	2,643	1,771	2,675	2,786	234
+ Estimate of the interest within rental expense	493	1,986	1,646	1,670	1,569	938

Total earnings available for fixed charges	$7,348	$18,389	$20,466	$31,600	$22,443	$22,292

Fixed Charges:
Interest Incurred	$552	$2,643	$1,771	$2,675	$2,786	$234
+ Estimate of the interest within rental expense	493	1,986	1,646	1,670	1,569	938

Total fixed charges	$1,045	$4,629	$3,417	$4,345	$4,355	$1,172

Ratio of Earnings to Fixed Charges	7.03	3.97	5.99	7.27	5.15	19.02